Exhibit 99.1

NEWS RELEASE

Endeavour Silver 2009 Exploration Review and 2010 Exploration Outlook;
Recent Drilling Intersects 3,960 gpt Silver and 92.8 gpt Gold over 0.25 m

Vancouver, Canada – January 26, 2010 - Endeavour Silver Corp. (TSX:EDR)(TSX:EDR.WT) (NYSE Amex:EXK)(DBFrankfurt:EJD) announces that for the sixth consecutive year, the Company’s exploration drill programs in Mexico met with continued success, highlighted by the discovery of new, high grade silver-gold mineralized zones near Endeavour’s two mining operations, Guanacevi Mines in Durango State, and Guanajuato Mines in Guanajuato State.

Barry Devlin, Vice President of Exploration, commented, “We view Endeavour’s business model of acquiring fully built and permitted mines in historic silver districts that have run out of ore as an opportunity rather than a challenge.  Because these districts were never well explored, we bring the capital and expertise needed to discover new high grade silver deposits. Last year, our talented exploration team once again delivered some exciting new discoveries which will be included in our next NI 43-101 reserve/resource estimate expected in a few weeks time.”

“In 2009, notwithstanding the late May start-up of our drilling programs, Endeavour drilled approximately 18,000 meters (59,000 feet) in 61 drill holes testing 6 exploration targets in order to replace mine reserves and expand silver resources. At Guanacevi, one of our new finds is an exciting new silver-gold mineralized zone in the Santa Cruz vein on the Porvenir Cuatro property about 3 kilometers along strike to the northwest of the operating Porvenir mine. At Guanajuato, another of our new discoveries is a major step-out to the southeast 500 meters along strike from the high grade silver-gold Lucero vein discovered in Q3, 2008.  Our ability to go from discovery to production within 6 months at Lucero is a strong validation of our business model.”

To view a video with Vice President Hugh Clarke’s commentary on the 2009 and 2010 exploration programs click here.

Guanacevi District

Endeavour currently holds 100% interests in 1,054 hectares (2,604 acres) within the historic silver district of Guanacevi which produced over 450 million ounces (oz) of silver according to SGM, the Mexican Geological Service. Since acquiring Guanacevi in 2004, Endeavour has found five high-grade silver ore-bodies along a five kilometer (3 mile) length of the prolific Santa Cruz silver vein (see Guanacevi maps on website).

As of March 2009, Endeavour reported NI 43-101 proven and probable reserves at Guanacevi of 6.1 million oz silver, measured and indicated resources totalled 16.1 million oz silver, and inferred resources amounted to 12.7 million oz silver, plus 8,400 oz in gold reserves, 29,400 oz gold in measured and indicated resources and 20,100 oz gold in inferred resources.

In 2009, exploration drilling at Guanacevi focused in three areas: expanding the resources at the operating Porvenir mine; exploring the new Porvenir Cuatro property located 3 kilometers along strike to the northwest of the Porvenir mine; and extending the high-grade silver mineralized zones discovered in the San Pedro area north of the Porvenir mine in 2008.

Recent drill results not previously announced include 1,205 grams per tonne (gpt) silver, 0.29 gpt gold, 3.5% lead and 5.6% zinc over a 0.69 meter (m) true width in hole BF5-1, and 244 gpt silver, 2.9 gpt gold, 1.1% lead and 2.2% zinc over a 6.97 m true width in hole BF6-2, both located in the San Pedro area of Guanacevi.

Highlights of the 2009 drilling programs at Guanacevi were as follows:

PORVENIR MINE DRILL RESULTS

Hole	From	Core Length	True Width	Ag	Au
	(m)	(m)	(m)	(gpt)	(gpt)
PS-634-01	335.14	3.54	3.19	879	1.13
	incl. 335.14	2.57	2.31	1167	1.49
PU-578-01	160.3	4.01	2.48	199	0.28
	incl. 162.47	0.56	0.35	716	1.41
PS-638-01	359.42	3.55	3.05	404	0.62
PU-574-01	148.20	3.30	2.13	426	0.60
PS-630-01	334.50	4.73	3.94	171	0.21
	incl. 334.5	1.50	1.25	286	0.43
PS-634-02	295.56	1.34	1.31	433	1.66
PS-626-01	336.98	3.34	2.80	410	0.70
PS-626-02	376.00	1.85	1.44	552	1.34
	397.40	2.60	2.02	199	0.28
	incl. 399	1.00	0.78	312	0.49
PS-624-01	388.40	1.87	1.50	397	0.90
PS-624-02	451.00	6.65	4.32	288	0.45
	incl. 452.7	2.54	1.65	416	0.49
PS-632-01	327.45	1.55	1.30	312	0.45
	378.28	0.76	0.62	269	0.42

PORVENIR CUATRO DRILL RESULTS
Hole	Vein	From	To	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(m)	(gpt)	(gpt)
PC49-2	Santa Cruz Vein	292.20	301.30	9.10	5.85	236	0.66
	Including	296.20	296.65	0.45	0.29	610	1.39
PC49-3	Santa Cruz Vein	327.55	334.15	6.60	4.24	494	1.06
	Including	328.70	330.15	1.45	0.93	796	2.26
PC50-3	Santa Cruz Vein	361.00	367.00	6.00	3.44	727	1.51
	Including	361.35	365.20	3.85	2.21	1,040	2.25
PC50-4	Santa Cruz Vein	272.75	276.30	3.55	2.91	427	1.64
	Including	274.60	276.30	1.70	1.39	690	2.66
PC51-3	Santa Cruz Vein	173.35	175.70	2.35	1.65	257	1.01
	Including	175.35	175.70	0.35	0.25	534	1.87
PC51-4	Santa Cruz Vein	258.30	272.30	14.00	7.00	332	0.94
	Including	264.95	266.90	1.95	0.85	916	2.33
PC52-3	Santa Cruz Vein	215.40	220.75	5.35	2.68	271	1.04
	Including	218.35	218.95	0.60	0.30	618	3.23

SAN PEDRO DRILL RESULTS
Hole	From	Core Length	True Width	Silver	Gold	Lead	Zinc
	(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)
BF5-1	17.20	0.80	0.69	1,205	0.29	3.53	5.60
	52.45	1.65	1.55	341	0.12	2.16	4.47
	incl. 52.45	0.35	0.33	1,235	0.38	5.85	11.85
	108.60	7.25	5.55	54	0.07	0.76	2.42
	incl. 115.30	0.55	0.42	321	<0.05	6.28	22.30
BF6-2	33.90	0.70	0.57	251	0.23	0.63	1.33
	101.95	7.00	6.97	244	2.88	1.06	2.17
BF9-1	167.20	7.95	4.51	206	0.11	0.31	0.66
	incl. 171.35	1.05	0.60	822	0.26	0.82	2.03
NB1E-2	184.20	3.60	2.71	138	<0.05	0.47	0.71
	incl. 184.20	0.50	0.38	504	<0.05	1.35	2.00
NB1-4	346.90	0.70	0.35	408	0.30	0.31	0.48
	402.50	2.90	1.66	109	0.26	1.67	3.02
NB3-2	105.30	3.30	1.80	152	0.09	0.23	0.47
	incl. 105.50	0.35	0.16	606	0.36	0.64	1.22
NB3-3	289.75	1.00	0.87	1,110	1.00	1.08	1.45
	296.00	9.00	2.78	252	0.32	0.86	1.29
	incl. 300.95	4.05	1.25	335	0.36	0.95	1.38

Guanajuato District

Endeavour currently holds 100% interests in 2,071 hectares (5,118 acres) within the historic silver district of Guanajuato which produced over 1.2 billion oz silver according to the SGM. Since acquiring Guanajuato in 2007, Endeavour has discovered three high-grade silver-gold ore-bodies, one along the Veta Madre ore-bearing structure northwest of the Cebada mine and two along the Vetas La Luz mineralized veins southeast of the Lucero/Bolanitos mine (see Guanajuato maps on website).

As of March 2009, Endeavour reported NI 43-101 proven and probable reserves at Guanajuato of 1.7 million oz silver, measured and indicated resources totalled 1.9 million oz silver, and inferred resources amounted to 5.8 million oz silver, plus 15,100 oz in gold reserves, 14,800 oz gold in measured and indicated resources and  50,300 oz gold in inferred resources.

In 2009, exploration drilling at Guanajuato focused in two areas: expanding the resources at the operating Lucero/Bolanitos mine; and exploring along strike 500 meters to the southeast of the high grade silver-gold Lucero/Bolanitos mine.

Recent drill results not previously announced include 3,960 gpt silver and 92.8 gpt gold over a 0.25 m true width in hole LC-4, and 413 gpt silver and 3.3 gpt gold over a 2.47 m true width in hole LC-1, both located along strike to the south of the new Lucero ore-body that is now in production.

Highlights of the 2009 drilling programs at Guanajuato were as follows:

LUCERO/BOLANITOS DRILL RESULTS

Hole	From	Core Length	True Width	Ag	Au
	(m)	(m)	(m)	(gpt)	(gpt)
LC-1	167.50	2.85	2.47	413	3.26
	170.00	0.35	0.30	1,210	2.93
	215.75	2.90	0.99	85	3.27
LC-2	129.40	2.05	2.04	400	3.44
	129.40	0.30	0.30	1,145	3.11
LC-3	262.70	3.70	1.84	142	3.06
	265.15	1.25	0.53	408	8.35
LC-4	113.50	1.10	0.83	1,321	30.41
	113.80	0.35	0.25	3,960	92.80
LC-9	164.00	2.10	1.72	368	2.49
	165.80	0.30	0.25	1,385	5.80
LC-10	276.95	2.55	2.16	411	2.46
	276.95	0.70	0.59	691	4.31
LC-12	283.35	3.25	3.07	236	3.13
	285.00	0.85	0.80	342	5.53
SJU-05	143.70	4.15	3.00	173	3.96

CEBADA DRILL RESULTS
Hole	From	Core Length	True Width	Ag	Au
	(m)	(m)	(m)	(gpt)	(gpt)
CU-01	236.25	4.75	3.80	157	0.90
	incl. 236.25	2.45	1.96	222	1.28
CU-02	227.00	5.80	4.16	204	1.06
	incl. 227	0.80	0.57	344	1.74
CU-05	142.50	0.50	0.44	32	24.90
CU-08	160.00	4.00	3.00	171	1.49

Parral, Arroyo Seco, and El Toro Properties

In 2009, Endeavour exercised its option to acquire a 100% interest in the El Cometa Property (20 hectares or 48 acres) in the historic silver district of Parral, Chihuahua, which produced more than 250 million oz silver according to the SGM.

Within six months of acquiring the El Cometa option in 2006, Endeavour discovered the new Cometa, Consuela and Estrella poly-metallic mineralized vein zones. As of March 2009, Endeavour reported an NI 43-101 indicated

resource at Cometa of 1.5 million oz silver and inferred resources totaling 1.0 million oz plus significant gold, lead and zinc resources (see Parral maps on website).

Endeavour also acquired a 100% option to purchase the neighbouring San Juanico properties (17.1 hectares or 42.4 acres) last year.  San Juanico lies immediately adjacent to Cometa to the north along the same Estrella vein system and management believes the mineralized zones at Cometa trend across the San Juanico properties.  A Phase 1 drill program is planned at San Juanico for 2010.

A detailed mapping and sampling program was conducted at the 3,216 hectare (7,947 acres) El Toro project in Durango in 2009 but no exploration work was carried out at Endeavour’s 1,215 hectare (3,002 acre) Arroyo Seco project in Michoacan.   In 2010, a Phase 1 drill program is planned at El Toro and additional exploration work will be conducted at Arroyo Seco.

2010 Outlook

In 2010, Endeavour plans an aggressive 36,000 meter, 125-hole exploration drill program.  The first priorities will be to follow up the new discoveries made near Endeavour’s two mining operations at Guanacevi and Guanajuato as highlighted above and to test several new prospective targets within those two districts.  Management is confident that the potential to discover and develop new silver-gold resources at both Guanacevi and Guanajuato remains high.

Endeavour will also commence surface exploration drilling on the San Juanico properties.  The objective will be to extend the poly-metallic resources from the El Cometa property onto the San Juanico properties.  If current resources can be doubled, Endeavour believes these properties should have sufficient critical mass to conduct a preliminary economic assessment.  Cometa and San Juanico have excellent access and infrastructure, being located on the outskirts of the city of Hidalgo de Parral, and less than two kilometers from the government processing plant.  Phase 1 drill programs are also planned for El Toro and certain property acquisitions which are pending.

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  Godfrey Walton, M.Sc. P.Geo. President and Chief Operating Officer is the Qualified Person who reviewed this news release and supervised the mine surface and underground drilling programs at the Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help propel Endeavour to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.